April 24, 2007
H. Roger Schwall, Esq.
Assistant Director,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, DC 20549,
USA.
Dear Mr. Schwall,
     Thank you for your letters dated April 16 and April 18, 2007 to Mr. Helge Lund setting forth comments of the Staff of the Commission (the “Staff”) relating to the Registration Statement on Form F-4 filed March 20, 2007 (the “Form F-4”) (File Number 333-141445) and the Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”) (File Number 001-15200) of Statoil ASA (“Statoil” or the “Company”). Amendment No. 1 to the Form F-4 is being filed today by Statoil. Together with this letter, we are submitting a marked copy of the Form F-4 reflecting changes from the filing on March 20, 2007.
     To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comments from the Staff’s comment letters in bold, italicized text, and have provided our response immediately following each comment.
Responses to letter dated April 16, 2007
Form F-4 filed March 20, 2007
General
1.	We are considering your proposal regarding providing disclosure of the impact of this transaction on Norsk Hydro and may have additional comments upon completion of our analysis.

Please refer to our response to your letter dated April 18, 2007 set forth below.
2.	We note the disclosure in the Form 20-F, Statoil ASA’s Form 20-F for the fiscal year ended December 31, 2006, and Exhibit 15.(B).2 to Norsk Hydro ASA’s Form 20-F for the fiscal year ended December 31, 2006, regarding operations in or relating to Iran and Cuba, countries identified as state sponsors of terrorism by the U.S. State Department and subject to U.S. sanctions and export controls. Please describe for us the nature and extent of the anticipated Iran and Cuba-related operations and other contacts of StatoilHydro, including any direct or indirect agreements or arrangements with the governments of those countries or entities controlled by their governments. Describe for us also any anticipated contacts Norsk Hydro will have with Iran and Cuba following the merger transaction.
     Statoil
     Statoil’s 2006 Form 20-F discusses the nature and extent of Statoil’s operations in Iran. In October 2002, Statoil signed a participation agreement with Petropars of Iran, pursuant to which, on December 12, 2002, Statoil became operator for the development of the offshore part of the South Pars phases 6-7-8 project and acquired a 37 per cent share in the offshore part of the Service Contract with the National Iranian Oil Company (“NIOC”) during the development phase. The South Pars phases 6-7-8 offshore project’s scope consists of three wellhead platforms with three pipelines, condensate loading line and associated single buoy mooring, drilling of 27 production wells, hook-up of three pre-drilled wells, and required reservoir management. All three jackets were installed during the first part of 2004 in a water depth of 65 meters in the Persian Gulf. Drilling operations have also been completed. The condensate line and two pipelines were coated and loaded out by Sadra, an Iranian company, and laid by Allseas, a Swiss company, during the second half of 2004. Sadra continues to work with coating of pipes for the third pipeline and completion of the pipe-laying activity. Fabrication of topsides, also by Sadra, is significantly behind schedule due to late delivery of materials and low productivity on site. As a consequence, Statoil decided to write down the book value of its share in the project by USD 329 million in 2005. For a discussion of the extent of Statoil’s operations in Iran from a quantitative point of view see also our response to comment 3 below.
     Statoil has various agreements related to these activities, including agreements with NIOC, which is a company controlled by the government, and Petropars, an affiliate of NIOC. Statoil also participates in a consortium engaged in research on improved oil recovery chaired by the NIOC. Except for agreements related to the above activities, Statoil has no agreement, to its knowledge, with the Iranian government or entities controlled by the government or entities in which the government holds an interest.
     Statoil does not currently have any Cuba-related operations or contacts with the Cuban government or with persons in Cuba.

     Hydro Petroleum
     Hydro Petroleum also takes part in exploration operations in Iran and the Form F-4 describes the nature and extent of those operations.
     In April 2000, Norsk Hydro entered into a contract with NIOC for exploration of the Anaran Block close to the Iraqi border. The Azar discovery was made in 2005 and the Changuleh West discovery was made in 2006. In order to evaluate the result from this second discovery, the contract was extended in the fall of 2006 for an additional year, until October 9, 2007. The agreement provides Norsk Hydro with the right to enter into negotiations for a buy-back agreement to develop reserves in the event of a commercial discovery. Norsk Hydro submitted a draft Master Development Plan for the Azar discovery to NIOC in October 2006 and is currently negotiating a Development Service Contract. In September 2006, Norsk Hydro signed the Khorramabad Exploration and Development Contract, with a total commitment of USD 49.5 million over four years related to seismic survey and other exploration activities.
     With respect to Cuba, in 2005, Norsk Hydro entered into an agreement with Repsol-YPF to acquire a 30 percent participating interest in the deepwater exploration Blocks 25, 26, 27, 28, 29 and 36 in Cuba. In May 2006, the Cuban government approved this transaction. A comprehensive 3-D seismic acquisition program of 3000 km2 was completed in May 2006, and the results will be evaluated during 2007 and exploration drilling may take place during 2008. To our knowledge, Hydro Petroleum has no agreement with the Cuban government, or entities controlled by the government, or entities in which the government holds an interest.
     For a discussion of the extent of Hydro Petroleum’s operations in Iran and Cuba from a quantitative point of view see also our response to comment 3 below.
     The merged company
     We expect that the merged company will continue the operations in Iran and Cuba described above and in the Form F-4 and will continue to evaluate whether to pursue further business opportunities in Iran and Cuba.
     Norsk Hydro
     Norsk Hydro has advised us that it has no current plans to operate in Iran or Cuba following completion of the merger of Hydro Petroleum and Statoil.

3.	Please discuss the materiality of the operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for security holders of StatoilHydro or Norsk. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Cuba.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or entities controlled by those governments, would receive cash or act as intermediaries in connection with StatoilHydro’s operations.
     Statoil’s investment in Iran consists principally of its investment in the South Pars phase 6, 7 and 8 offshore project. As at the end of 2006, Statoil had invested USD 394 million in the project and Statoil’s current investment limit for this project is USD 430 million. Statoil’s total assets at December 31, 2006 were approximately USD 50.6 billion, and capital expenditure in the period of 2002-2006 was approximately USD 19.5 billion. For each of the years 2004, 2005 and 2006, Statoil’s Iran-related assets and liabilities constituted significantly less than 1% of its consolidated assets and liabilities. Statoil had no Iran-related revenues and did not produce any oil or gas in Iran over that period. As indicated in the response to comment 2, Statoil does not have any revenues, assets or liabilities related to Cuba.

     Hydro Petroleum’s revenues, assets and liabilities related to Iran and Cuba also represented significantly less than 1% of its consolidated revenues, assets and liabilities in each of 2004, 2005 and 2006. Hydro Petroleum did not produce any oil or gas in either Iran or Cuba over that period.
     From a quantitative point of view, and taking into account the size and diversity of the overall operations of Statoil and the merged company, we do not believe that the operations in Iran and Cuba are material to either Statoil or the merged company or pose any material risk for its securityholders or for securityholders of the merged company following the merger.
     We have also considered qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value that could result from the fact that Statoil has, and the merged company will have, business interests with countries that the U.S. government has designated a sponsor of terrorism and that currently is subject to U.S. economic sanctions. We have also noted the adoption and potential adoption of legislation by certain U.S. states and the internal policies of certain U.S. institutions, which would prohibit investment in, and / or require divestment from, companies that conduct certain business with certain sanctioned countries. In addition, we have considered, for the purpose of our materiality analysis, that the Iranian and Cuban government, and entities controlled by those governments, may receive payments pursuant to the commercial arrangements related to Statoil and the merged company’s operations.
     Statoil and Hydro Petroleum have been operating in Iran since 2002 and 1998, respectively. We believe that investors and market analysts are well aware of Statoil and Hydro Petroleum’s presence in Iran and of Hydro Petroleum’s contacts with Cuba, which have been disclosed in SEC filings. Our investor relations department has not observed any evidence that investor sentiment towards Statoil has been materially adversely impacted by our operations in Iran. Norsk Hydro has also informed us that its investor relations department has not observed any evidence of concerns from investors or potential investors regarding its investments in Iran or Cuba. Accordingly, we have no reason to believe that our existing securityholders or potential new investors in Statoil or the merged company consider that those activities adversely affect, or could adversely affect, our reputation or share value.
     We understand that no sanctions have ever been imposed against any person or entity under the Iran Sanctions Act. We cannot predict interpretations of, or the implementation policy of the U.S. Government, under the Iran Sanctions Act with respect to our current or future activities in Iran or other areas. However, we have described the possibility of such sanctions in the risk factor disclosure referred to in response to comment 4 above, which we believe adequately conveys the potential risk to our security holders.
4.	Please address the applicability to Statoil’s, Hydro Petroleum’s, and StatoilHydro’s Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanctions Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006. Please also address whether any of the technology, equipment and services Statoil and Hydro Petroleum have provided into Iran and Cuba, have military uses. If they have such uses, please advise us whether the technology, equipment and services have remained under the sole control and use of Statoil and Hydro Petroleum, respectively, or have come under the control and/or use of Iranian parties. If they have come under the control and/or use of Iranian parties, please identify the parties. To the extent presently known, please provide the same type of information regarding any technology, equipment and services you anticipate StatoilHydro will provide into Iran and Cuba.
     The Form F-4 and Statoil’s Form 20-F disclose the potential applicability of certain provisions of the Iran Sanctions Act of 1996, as modified by the Iran Freedom Support Act of 2006. See “Hydro Petroleum may be subject to the imposition of sanctions by the U.S. government in connection with its activities in Iran” on page 23 and 24 of the Form F-4 and “Our activities in Iran could lead to U.S. sanctions” on page 16 of the Statoil 2006 Form 20-F incorporated by reference into the Form F-4.
     To the knowledge of Statoil and Norsk Hydro, the technology, equipment and services subject to the agreements described above have been used for the exploration and evaluation of oil and gas resources in Iran. As described above and in the Form F-4 and the Statoil 2006 Form 20-F, we and/or Norsk Hydro have agreements with NIOC and Petropars, which are entities controlled by the Iranian government. Under these agreements, such entities have access to the technology, equipment and services subject to these agreements and to the information obtained through our exploration activities and studies. However we have no knowledge of any other uses made or to be made of this information by Iranian parties, military or otherwise, including whether or not the goods, technology, equipment and services referred to above contribute materially to the ability of Iran to acquire or develop the weapons described in the Iran Freedom Support Act of 2006.
     As noted above, neither Statoil nor Hydro Petroleum is currently producing oil or gas in Iran or Cuba. Production of oil and gas would be expected to provide revenue to the government in such countries through their direct ownership or tax regimes. However the participation of the merged company in future production activities in Iran or Cuba is as yet undecided.

Cover Page
5.	Briefly describe the “selected other activities” referenced in the opening paragraph. This applies to the “Q&A” section as well.
     We have revised the disclosure in response to your comment. Please see the circular/prospectus cover page, page i in the Q&A and pages 3 and 68 of the revised prospectus.
6.	In the fourth paragraph, and in other appropriate locations, clarify if the Government has indicated how it will vote its shares.
     We have revised the disclosure in response to your comment. Please see the circular/prospectus cover page and pages 26 and 29 of the revised prospectus.
Accounting Treatment, page 6
7.	Identify the entity that exercises “common control” over Statoil and Norsk Hydro.
     We have revised the disclosure in response to your comment. Please see pages 6 and 54 of the revised prospectus.
Summary Income Statement Data – Hydro Petroleum, page 9
8.	We note that you have elected to provide convenience translations for the Statoil financial information. Please revise your disclosure to provide consistent information for Hydro Petroleum.
     We have revised the disclosure in response to your comment. Please see pages 9, 10, 94 and 95 of the revised prospectus.
Risk Factors, page 16
Failure to complete the merger..., page 17
9.	Quantify the “certain costs” referenced in the third bullet point.
     We have revised the disclosure in response to your comment. Please see page 17 of the revised prospectus.
Merger Plan subjects the merged company to liabilities related to discontinued activities of Norsk Hydro, page 19

10.	Please explain in greater detail why the merged company will assume a portion of the liabilities relating to discontinued operations of Norsk Hydro and how this will be accounted for and reported in the consolidated financial statements of the merged company.
     Norsk Hydro is subject to obligations related to former activities that due to restructurings, divestments, spin offs and close downs are no longer part of the Norsk Hydro group. These obligations include but are not limited to contingent environmental obligations related to the former magnesium and fertilizer business, as well as statutory joint liability resulting from the demerger of Norsk Hydro’s former fertilizer business (now Yara International ASA) for pre-demerger obligations. A portion of these liabilities will be allocated to Hydro Petroleum under the merger plan and through the related transfer of the assets and liabilities, rights and obligations.
     The pension liabilities that will be assumed by the merged company are expected to be reflected in conjunction with the accounting for the merger. No environmental or other liabilities have been identified related to Norsk Hydro’s discontinued operations. Our best estimate is that pension liabilities assumed will not differ materially from the amounts included in the pro forma financial information.
     Claims for environmental or other liabilities arising subsequent to the completion of the merger would be accrued at such point in time as they were deemed to represent a probable outflow of resources reasonably estimable to settle the obligation in accordance with SFAS 5 for U.S. GAAP reporting. The liabilities would be split between Statoil and Norsk Hydro based upon the Proportion of Division as described in the Merger Plan.
     We have revised the disclosure to explain why the merged company will assume these contingent liabilities. Please see pages 19-20 in the revised prospectus.
Significant costs will be incurred in the course of the merger, page 19
11.	To the extent practicable, quantify or estimate the “significant transaction-related expenses.”
     We have revised the disclosure in response to your comment. Please see page 19 of the revised prospectus.
Hydro Petroleum is exposed to foreign currency exchange rate fluctuations, page 22
12.	Quantify the term “substantial trading and commercial activities.”
     As described more fully under the heading “Natural gas activities” on page 118 of the revised prospectus, Hydro Petroleum produced 10.7 bcm (billion cubic meters) of equity natural gas of which approximately 70 percent was sold under long-term contracts.

The remainder, as well as the 3.1 bcm of non-equity gas included in table “Gas production (in bcm)” on page 118 of the revised prospectus, is traded in the market. As indicated in the table under the heading “Oil trading” on the same page, Hydro Petroleum also sold 16,943,000 tonnes of crude oil/NGL, most of which was sold on the spot market. Hydro Petroleum’s market and commercial risk exposure relating to oil trading and natural gas activities as well as additional information relating to trading and commercial activities are described in Note 23 under the heading “Commodity price risk exposure” on page F-52 of the revised prospectus.
The Merger, page 30
13.	File the consents of JS Herold and Wood Mackenzie whose industry data is being cited in your disclosure.
     Neither John S. Herold, Inc. (“Herold”) nor Wood Mackenzie has prepared reports or valuations which are used in connection with the registration statement within the meaning of Section 11 of the Securities Act. In the description of the opinion of Statoil’s financial advisor, the references to Wood Mackenzie and Herold are intended only as part of the description of the secondary sources of information that Morgan Stanley looked at in connection with its fairness opinion and, in Morgan Stanley’s view, that information is essentially the same as the brokers’ reports and other similar information regarding the companies and their businesses and operations that it also looked at. Wood Mackenzie and Herold both provide, among other things, independent research and related services to energy companies, financial institutions and other third parties, and the information and analyses from Wood Mackenzie and Herold utilized by Morgan Stanley are the same as those that are otherwise generally available to any of their respective clients. We further note that while there are general references to information from Wood Mackenzie and Herold in this section, there is no specific factual information from either Wood Mackenzie or Herold that has actually been disclosed in the description of the fairness opinion of either Morgan Stanley or Goldman Sachs. Accordingly, we do not believe that it is necessary or appropriate for the consents of Wood Mackenzie or Herold to be filed in connection with the registration statement.
Background of the Merger, page 30
14.	Please ensure your discussion and description in some detail of all documents exchanged between the parties or relied upon by the parties in making their determinations and provide us with copies of such documents for our review. For example, you state on page 41 that Norsk Hydro provided Goldman Sachs with certain projections, which were used in the preparation of the fairness opinion.
     We understand that your comment relates to information provided by Statoil and Norsk Hydro to their respective financial advisors in connection with the fairness opinions to be rendered by such advisors. In rendering its opinion to Norsk Hydro’s board of directors and performing its related financial analysis, Goldman Sachs reviewed a variety of financial and other information, as more fully set out in the text describing the Goldman Sachs fairness opinion, including internal financial analyses and forecasts for the Hydro Petroleum business prepared by the management of Norsk Hydro. These forecasts related to financial information for the year ended December 31, 2006, which were subsequently confirmed by Norsk Hydro once the 2006 financials had been finalized, and are consistent with the financial statements included in Norsk Hydro’s 2006 Annual Report or Form 20-F and the financial statements for Hydro Petroleum included in the Form F-4. No other forecasts for Hydro Petroleum were given to Goldman Sachs by the Norsk Hydro board of directors or management. Similarly, for the purpose of performing its financial analysis and rendering its fairness opinion to the board of Statoil, Morgan Stanley reviewed documents and information, as more fully set out in the text describing the Morgan Stanley fairness opinion, derived from a variety of sources, including Statoil. However, no financial forecasts or projections were provided by Statoil to Morgan Stanley.
15.	Discuss in more detail the preliminary contacts between Statoil and Norsk Hydro and the reasons why the negotiations were not pursued. In this regard, we note that the parties discussed in prior occasions the possibility of a business combination. For example, you state that some discussions were conducted and then halted in 2004.
     We have revised the disclosure in response to your comment. Please see pages 30-33 of the revised prospectus.
16.	Discuss in more detail other strategic options and alternatives considered by the parties which you reference in several locations. For example, we note that Norsk Hydro considered “several strategic options,” which were evaluated by Goldman Sachs. Discuss the reasons why the other options were not pursued and why the merger was favored over the options.
     We have revised the disclosure in response to your comment. Please see pages 30-33 of the revised prospectus.
17.	Describe the “changes in the global energy industry” that served as framework for Norsk Hydro and Statoil’s merger negotiations.
     We have revised the disclosure in response to your comment. Please see pages 30-31 of the revised prospectus.
18.	Discuss why it was important to conduct the transaction as a “merger of equals” and the reasons for believing that the merger could be conducted in such a way.

     We have revised the disclosure in response to your comment. Please see pages 31-32 of the revised prospectus.
19.	You cite the dates of meetings held and briefly indicated the topics discussed. Expand your disclosure to provide investors with more meaningful information about the substance and conclusions of those meetings.
     We have revised the disclosure in response to your comment. Please see pages 30-33 of the revised prospectus.
20.	Regarding the December 17, 2006 Statoil board meeting, briefly describe the “various considerations” cited by Morgan Stanley.
     We have revised the disclosure in response to your comment. Please see page 32 of the revised prospectus.
21.	Regarding the December 17, 2006 Norsk Hydro board meeting, explain in more detail the board’s concern about the composition of the senior management team.
     We did not intend to imply by the sentence on page 32 (“The board noted in particular the proposed composition of the management team...”) that there was a concern on the part of Norsk Hydro’s board of directors about the composition of the senior management team. Rather, the directors of Norsk Hydro confirmed that the composition of the senior management team reflected the merger of equals principle. We have revised the disclosure to clarify this. Please see page 32 of the revised prospectus.
22.	We note that Morgan Stanley and Goldman Sachs provided opinions that were later superseded. Describe in detail any material differences between the early opinions and the subsequent opinions. If there were no material differences, please so state.
     We have revised the disclosure in response to your comment. Please see pages 33, 39 and 44 of the revised prospectus.
23.	Please file as an exhibit the integration agreement. Also describe in some detail the revisions made to the integration agreement following the completion of the due diligence review.
     We have filed the integration agreement and the addendum thereto, and revised the disclosure in response to your comment. Please see page 33 of the revised prospectus as well as Exhibits 4.10 and 4.11. The revised disclosure describes the changes made to the integration agreement.

Reasons for the Merger, page 43
24.	Disclose the amounts payable to Goldman Sachs and Morgan Stanley that are contingent on the consummation of the merger and state who determined the amounts payable to Goldman Sachs and Morgan Stanley.
     We have revised the disclosure in response to your comment. Please see pages 43-44 and 52 in the revised prospectus.
Opinion of Norsk Hydro’s Financial Advisor, page 39
25.	We note that the enterprise value of Hydro Petroleum exceeds the value of the equity consideration to be paid by Statoil. Disclose what consideration the Norsk Hydro board gave to that fact in determining the fairness of the consideration.
     It was expected that the enterprise value of Hydro Petroleum would exceed the value of equity consideration to be paid by Statoil, insofar as the enterprise value has been calculated as the sum of the equity consideration to be paid by Statoil, the net interest-bearing debt of Hydro Petroleum to be assumed by the merged company, plus the aggregate amount of a NOK 5 per share dividend to be distributed to Norsk Hydro shareholders prior to completion of the merger. We have added a footnote to clarify the calculation of enterprise value. Please see page 42 of the revised prospectus.
Selected Company Analysis, page 40
26. Explain or define “debt-adjusted cash flow.”
     We have revised the disclosure in response to your comment. Please see page 41 of the revised prospectus.
Analysis at Various Ownership Levels, page 41
27.	With a view towards disclosure, explain to us how this analysis, as presented here, contributes to the fairness determination.
     The preparation of financial analyses and fairness opinions is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses without considering the analyses as a whole could create an incomplete view of the processes underlying Goldman Sachs’ opinion. The analysis at various ownership levels is intended to show certain valuation multiples implied by the agreed relative ownership of the current Norsk Hydro shareholders in the combined company. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it.
Selected Transaction Analysis, page 42
28.	It is not clear to us why this calculation results in a dollar figure rather than a multiple. Also, explain why this measure is a useful valuation tool.
     The Selected Transactions Analysis involved the analysis of selected precedent upstream oil and gas asset transactions on the Norwegian Continental Shelf since 2002. The table in this summary compares implied valuations measured as (i) levered market capitalization, divided by (ii) the amount of proved reserves expressed in boe. Accordingly, because the numerator in the ratio is a dollar number and the denominator is not, the figure resulting from the division is also a dollar number.
     As discussed in our response to comment 27, the preparation of financial analyses and fairness opinions is a complex process and is not necessarily susceptible to partial analysis or summary description. The selected transactions analysis was intended to show the comparison between the valuations in precedent transactions and the valuation of Hydro Petroleum in the proposed transaction. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it.
Interests of Certain Persons in the Merger, page 52
29.	Quantify the amounts to be received by the identified individuals as a result of the merger.
     Statoil and Norsk Hydro executives receive a yearly salary and an annual bonus, up to a pre-determined percentage of their base salary. The amount of bonus any executive actually receives is based on a number of factors, among which, in some cases, are the identification of significant transaction opportunities or the successful completion of a transaction, and such factors are not individually weighted when determining bonus payments. In the case of Statoil, the bonus system for executives is described on page 97 of the 2006 Form 20-F. We have revised the disclosure to reflect this information and have incorporated further compensation information where available. Please see pages 53 and 54 of the revised prospectus.
Unaudited Pro Forma Condensed Combined Financial Information, page 79
Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 83
Statoil’s acquisition of Hydro Petroleum, page 83

30.	Please explain why you have not reflected the cash dividend in the pro forma presentation. Refer to Rule 11-02(b)(6) of Regulation S-X.
     In evaluating whether to reflect a pro forma adjustment for the NOK 19,620 million of the Statoil dividend that is required to be paid as a condition of the merger plan, Statoil considered the requirements under Rule 11-02(b)(6) of Regulation S-X. Under those requirements, the dividend would need to be directly attributable to the transaction as a condition of reflecting the dividend in the pro forma information. Statoil did not believe that the dividend was directly attributable to the transaction because in its view, the amount of the payment of the dividend would have been substantially the same had there been no planned merger. To clarify this point, we have revised the disclosure on page 84 of the revised prospectus.
(l) Other Current Liabilities, page 86
31.	In item one of this footnote you explain that you recorded an accrual of NOK 450 million related to transaction costs expected to be incurred by Statoil that are directly attributable to the merger. Please indicate whether or not these adjustments are factually supportable. If not, please remove the adjustment from the pro forma table. If significant, such information may be presented in the notes to the pro forma condensed combined financial information. Refer to Rule 11-02(b)(6) of Regulation S-X.
     The pro forma adjustment representing an accrual for NOK 450 million of estimated transaction costs represents Statoil’s costs for external financial and legal advisors and other similar costs directly related to Statoil’s merger with Hydro Petroleum. The estimated costs are direct costs of the merger and are expected to be included as part of the cost of the entity acquired in accordance with paragraph 24 of SFAS 141. Indirect and general expenses were not included. In preparing the pro forma adjustment, Statoil made estimates based on total estimated cost provided directly from their major service providers, when available, or internally developed estimates based upon the prices of the services to be provided. Accordingly, Statoil believes the pro forma adjustment for transaction costs is appropriate under Rule 11-02(b)(6) of Regulation S-X which requires that a pro forma balance sheet include adjustments which give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring.
(n) Other Non-Current Liabilities, page 87
32.	You explain that this adjustment relates to the recording of asset retirement obligations at their fair values. Per the requirements of SFAS 143, the asset retirement obligations should already be recorded on the books at fair value.

As such, please tell us why you believe it is appropriate and necessary to adjust the value of Hydro Petroleum’s asset retirement obligations.
     Hydro Petroleum’s asset retirement obligations were incurred and recorded over a number of years. In accordance with SFAS 143: Accounting for Asset Retirement Obligations, the liabilities for these obligations were initially recorded at their fair value, as calculated by the present value techniques described in SFAS 143. In this regard, the related future cash outflows, and any subsequent upward revisions of estimates, were discounted using a credit-adjusted risk-free interest rate in effect at the time that the liabilities were recorded, in accordance with paragraphs 9, 14 and 15 of SFAS 143. At each subsequent balance sheet date, the application of SFAS 143 can result in differences between the carrying amount of these liabilities and their estimated fair values because asset retirement obligations are not re-measured using credit adjusted risk free rates in effect at each subsequent balance sheet date. If the credit adjusted risk free rate changes from the rate used at the time the liabilities are recorded, the asset retirement obligations are no longer stated at their fair value, as calculated by the present value techniques described in SFAS 143.
     In order to state the asset retirement obligations at fair value in accordance with paragraph 35 of SFAS 141, Statoil believes it is necessary to discount the future estimated cash flows using a current credit-adjusted risk-free interest rate. As a result, Statoil has reflected a pro forma adjustment in the pro forma balance sheet to reflect Hydro Petroleum’s asset retirement obligations at fair value.
Estimated pro forma information related to oil and natural gas reserves, page 88
33.	Please expand your pro forma reserve information to include all disclosures required by SFAS 69, except for those identified in paragraphs 18 to 20 and 24 to 29, for each period in which an income statement is provided. Refer to SAB Topic 2:D, specifically question 6 and Item 302(b) of Regulation S-K.
     In considering the extent of pro forma reserve information to include in the registration statement, Statoil believes it is appropriate to include only the summary information it has provided for the convenience of the reader because there are no specific requirements under Rule 11-02 of Regulation S-X for pro forma reserve information and the registration statement includes or incorporates by reference the consolidated financial statements of Statoil and Hydro Petroleum which contain reserve disclosures for both entities in conformity with SFAS 69 as of the date of the pro forma balance sheet.
     Statoil has reviewed the literature referenced by the Staff in regards to the request to expand pro forma reserve information to include all disclosures required by SFAS 69 except those in paragraphs 18 to 20 and 24 to 29.

     Statoil notes that SAB Topic 2:D was prepared to provide guidance for financial statements of oil and gas exchange offers which Topic 2:D states are also referred to as “roll-ups” or “put-togethers.” According to Topic 2:D, “An exchange offer transaction involves a swap of shares in a corporation for interests in properties, typically limited partnership interests.” In Statoil’s view, the merger transaction between Statoil and Hydro Petroleum does not appear to meet the definition in SAB Topic 2:D of an “exchange offer.” Statoil believes this is important because SAB Topic 2:D states, “...the conclusions expressed in this Topic should not be analogized to other circumstances.” Question 6 of Topic 2:D clarifies that, “The requirements for pro forma financial information in exchange offer filings are the same as in any other filings with the Commission and are detailed in Article 11 of Regulation S-X.” Article 11 of Regulation S-X, as stated above, contains no reference to pro forma reserve information for oil and gas activities.
     The response to question 6 of SAB Topic 2:D to “(5) provide pro forma reserve information” is in the context of explaining the typical adjustments that would be made in preparing pro forma information and there is no specific requirement that the full disclosures in SFAS 69 or any pro forma reserve disclosures be provided in an oil and gas exchange offer.
     Both Statoil and Hydro Petroleum have provided information about their oil and gas producing activities in their annual financial statements included or incorporated in the registration statement as described above in conformity with the requirements of Item 302 (b) of Regulation S-K and in conformity with Appendix A to Item 4.D of the instructions of Form 20-F.
Reserve Information, page 106
34.	We note your disclosure regarding your reserve life. Please expand your discussion of liquidity in your Discussion and Analysis of Financial Condition and Results of Operations to explain how your reserve life and the related production impact your liquidity. Specifically address your requirements to replace production and costs required to develop additional sources of production. Indicate the time frame from the development of new sources and to the ultimate production and sale of the hydrocarbons.
     We have revised the disclosure in response to your comment. Please see page 130 of the revised prospectus.
Hydro Petroleum Management Discussion and Analysis of Financial Condition and Results of Operations, page 121
Contractual Obligations, page 131

35.	Item 5.F of the Form 20-F requires that the table of contractual obligations present all long term liabilities reflected on the balance sheet. It does not appear that you have included liabilities related to asset retirement obligations, derivatives, and deferred taxes. Please revise your table to include these items, or tell us why you believe such items are not required to be included within the table.
     The following discusses the items specifically referenced in the Staff’s comments:
     (i) Asset retirement obligations are partly included in “Other long-term liabilities”. Hydro Petroleum has included such obligations to the extent the cash outflow is contractually fixed through a contract with a provider of services needed to comply with the legal obligation to retire the assets. The legal obligations to remove assets have not been included in the tabular disclosure.
     (ii) Derivative contracts are partly included in “Unconditional purchase obligations”. Contracts for physical delivery of the underlying product under a purchase contract which qualify as a derivative under GAAP are included under this caption. However, for sales contracts included as a liability on the balance sheet because the contract terms are less favorable than market terms at the balance sheet date, there is no expected cash outflow unless the contract is net settled based on those conditions. The classification as a long-term liability implies no intention to net settle the contracts. Those contracts are therefore not included in the table of contractual obligations. Some derivative contracts will be net settled in the future, and as such have a cash flow effect, but the size is dependent of future, highly uncertain market development. Hydro Petroleum has therefore not considered the cash flows to be contractual, even though the settlement as such is contractual.
     (iii) For deferred tax, Hydro Petroleum has relied on the FASB’s view that scheduling of deferred tax cash flows is highly uncertain, and should not be required. This view has been expressed in relation to consideration of whether deferred tax assets and liabilities should be required or allowed to be discounted to reflect the fair value of such items. Payments are not contractual, and will for many of the underlying temporary differences depend on future developments that will determine when taxes will be payable. We therefore have not included deferred taxes in the tabular disclosure.
Major Shareholders of Statoil and Norsk Hydro, page 140
Certain Information Concerning the Relationship of Norsk Hydro and the Norwegian State, page 140
36.	You explain that the Norwegian state owns 49.9 percent of total Norsk Hydro shares outstanding. Please revise your document to state whether or not the Norwegian State has control of Norsk Hydro. We note the disclosure under

“Accounting Treatment” on page 6 indicating that Statoil and Norsk Hydro are under “common control.”
     We have revised the disclosure in response to your comment. Please see pages 6 and 54 of the revised prospectus.
Financial Statements – Hydro Petroleum Carve-Out Combined, page F-1
Note 1 Summary of Significant Accounting Policies, page F-6
Exploration and Development Costs of Oil and Gas Reserves, page F-11
37.	You state that “Preproduction costs are expensed as incurred.” Please tell us what types of costs are included within preproduction, and why such costs are expensed. Refer to paragraph 118 of SFAS 19.
     In Hydro Petroleum’s significant accounting policy “Exploration and development costs of oil and gas reserves, the term “preproduction costs” represents costs incurred between the period field development is completed and oil and gas production commences. For Hydro Petroleum, these costs include recruitment and training of personnel, development of manuals and administrative preparations. Hydro Petroleum expenses these costs as incurred as they are not development costs as described in paragraph 21 of SFAS 19 and are closer in nature to production costs as described in paragraph 23 of SFAS 19. These costs are insignificant to the financial statements as a whole and all financial statement line items.
     Hydro Petroleum understands “capitalized preproduction costs” as discussed in paragraph 118 of SFAS 19, to represent either development costs, consistent with those described in paragraph 21 of SFAS 19, and acquisition costs associated with proved and unproved properties. The treatment of these costs is described in Hydro Petroleum’s significant accounting policies relating to property, plant and equipment and exploration and development costs of oil and gas reserves.
Note 7 Financial Income and Expense, page F-35
38.	Within the table presenting Financial Income, net, you identify the amount of Interest Expense as NOK 1, 121, and Capitalized Interest of NOK 1,178 for the year ended December 31, 2006. Please explain why more interest was capitalized than you incurred during the year.
     Norsk Hydro capitalizes interest on self-constructed assets according to SFAS 34. Such capitalization has been performed at the Hydro consolidated level, and total capitalized interest related to construction of qualifying assets does not exceed the total amount of interest incurred by the Hydro group. Hydro uses a centralized approach to financing, and subsidiaries and business areas do not have their own financing structure. Capitalization has, therefore, been evaluated based on the activities of the total group.
     When preparing the carved-out combined financial statements for Hydro Petroleum, loans and related interest have been allocated to Hydro Petroleum from Norsk Hydro based on the historic funding requirements.
     Hydro Petroleum is aware of the requirement in paragraph 15 of SFAS 34 and we agree that the allocated interest expense in the carved-out financial statements should be revised to cover capitalized interest. Hydro Petroleum believes that the excess capitalized amount is not material to the financial statements of Hydro Petroleum. We will, however, revise the disclosure in response to your comment in a further amendment to the Form F-4.
Appendix B
39.	Please disclose whether Morgan Stanley has consented to the inclusion of its opinion in the registration statement. In this regard, we note the statement that, “It is understood that this letter is for the information of the Board of Directors of Statoil and may not be used for any other purpose without our prior written consent.”
     Exhibit 23.9 to the Registration Statement of Statoil ASA on Form F-4 filed on March 20, 2007 indicates that Morgan Stanley has consented to the inclusion of its opinion in the registration statement and the circular/prospectus of Statoil ASA and Norsk Hydro ASA. The requested disclosure has also been added on page 44.
Exhibit 23.5
40.	The consent of the independent registered pubic accounting firm consents to their report dated 19 March 2007 relating to the carve-out combined financial statements of Hydro Petroleum. However, the report on page F-2 is dated March 20, 2007. Please obtain a revised consent from the independent registered pubic accounting firm that refers to the date of their report.
     We have filed a consent of the independent auditors with Amendment No. 1 to the Form F-4 which refers to the more recent auditors’ report dated March 29, 2007 included in the filing. A new audit report has been filed because the three years of Hydro Petroleum financial statement are now audited.
41.	Please ensure you also obtain updated consents with the filing of your amendment to this Form F-4.

     Amendment No. 1 to Form F-4 includes updated consents from the various parties required to provide a consent.
Statoil ASA
Form 20-F for the Fiscal Year Ended December 31, 2006
Operating and Financial Review and Prospects
Table of Principal Contractual Obligations and Other Commitments
42.	Item 5.F of the Form 20-F requires that the table of contractual obligations present all long term liabilities reflected on the balance sheet. It does not appear that you have included liabilities related to asset retirement obligations, derivatives, pensions, and deferred taxes. Please revise your table to include these items, or tell us why you believe such items are not required to be included within the table.
     We have not included the items referenced in your comment in our tabular disclosure for the following reasons:
     (i) Asset retirement obligations have not been included in the table because only insignificant amounts are currently subject to contractual commitments with providers of services. Until such time as contracts are entered into for asset removal, this obligation does not have a significant impact on our liquidity. We note that the legal obligation to remove assets is discussed in some detail in the section on “Critical Accounting Policies and Estimates” which immediately follows the tabular disclosure.
     (ii) None of our derivative contracts are classified as long-term liabilities and therefore we do not believe they are required to be included in the table.
     (iii) We have several defined benefit plans that in aggregate are underfunded (approximately NOK 3.7 billion). We have in the past and may in the future make voluntary payments to the defined pension plans that accumulate in pension premium funds. There are no contractual commitments to make these payments, but payment to the pension premium funds is partly tax deductible. Annual contributions to the defined benefit plans thus may be made in cash or be deducted from the pension premium fund, and the decision whether to pay in cash or deduct from the pension premium fund is made on an annual basis. Drawing on the existing pension premium fund means that there is no impact on the group’s liquidity. Company contributions for the next five years may, depending on the extent of withdrawals from the pension premium fund be approximately NOK 1.4 billion per year. However, since only insignificant parts thereof are currently contractually committed, we think these contributions are not required to be included in the table. We note that we have provided information immediately below the table identifying the overall funding status of the pension plans.
     (iv) For deferred tax, we have relied on the FASB’s view that scheduling of deferred tax cash flows is highly uncertain, and in that light, we believe that it is not required. This view has been expressed by the FASB in considering whether deferred tax assets and liabilities should be required or allowed to be discounted to reflect the fair value of such items. Payments are not contractual, and will for many of the underlying temporary differences depend on future developments that will determine when taxes will become payable. We therefore have not included deferred taxes in the table.
Financial Statements
Notes to the Consolidated Financial Statements
Note 2 Summary of Significant Accounting Policies
Oil and Gas Accounting
43.	You state that “Preproduction costs are expensed as incurred.” Please tell us what types of costs are included within preproduction, and why such costs are expensed. Refer to paragraph 118 of SFAS 19.
     In Statoil’s oil and gas accounting significant accounting policy, the term “pre-production costs” represents costs incurred between the period that field development is completed and oil and gas production commences. For Statoil, these costs include production preparations, formulation of manuals and administrative preparations. Statoil expenses these costs as incurred as they are not development costs as described in paragraph 21 of SFAS 19 and are closer in nature to production costs as described in paragraph 23 of SFAS 19. These costs are insignificant to the financial statements as a whole and all financial statement line items.
     We understand “capitalized preproduction costs” as discussed in paragraph 118 of SFAS 19, to represent either development costs, consistent with those described in paragraph 21 of SFAS 19, and acquisition costs associated with proved and unproved properties. The treatment of these costs is described in Statoil’s significant accounting policies relating to property, plant and equipment and oil and gas accounting.
Inventories
44.	You explain that the costs of crude oil held at refineries and the majority of the refined products are valued using the LIFO method, while other inventories of crude oil, refined products and non-petroleum products are determined using the FIFO method. Please tell us, and revise your disclosures to explain, why different valuation methods are applied to inventory products which appear to be similar.
     Statoil considers crude oil held at refineries to be a raw material which will be utilized to produce refined products and is therefore valued on the same basis as refined products. On the other hand, crude oil not held at refineries is a finished product which is not further processed. Statoil therefore considers that, because crude oil held at refineries is a raw material and crude oil that will be sold is a finished product, they are not similar in nature.
     Statoil uses LIFO for refined products and associated crude oil as it better matches current inventory costs with current revenues.
     In future filings, Statoil will revise its accounting policy disclosure to clarify the valuation methods utilized for the inventory products as follows:
“Inventories are valued at the lower of cost or market. Costs of crude oil not held at refineries for the production of refined products and non-petroleum products are determined under the first-in, first-out (FIFO) method. Costs of crude oil held at refineries for the production of refined products and refined products are determined under the last-in, first-out (LIFO) method. The LIFO method is used as it better matches current inventory costs with current revenues. Cost includes raw material, freight, and direct production costs together with a share of indirect costs”
Engineering Comments
F-4 filed March 20, 2006
Reasons for the Merger, page 33
45.	You state the merged company will have 3.9 billion boe pro forma combined “proved reserves as of December 31, 2005...” It appears this should read “proved developed reserves”. Please amend your document if it is appropriate.
     We have amended the disclosure in response to your comment. Please see page 34 of the revised prospectus.
Hydro Petroleum, page 101
Drilling Activity, page 105

46.	We note no development well statistics included here. Please amend your document to disclose your development well drilling activities as prescribed by SEC Industry Guide 2.
     We respectfully submit that Hydro Petroleum is not subject to the disclosure requirements of Guide 2, which does not apply to foreign private issuers. We believe that Hydro Petroleum’s disclosure complies with Appendix A of Form 20-F which sets forth the disclosure requirements applicable to the oil and gas operations of extractive enterprises that are foreign private issuers. The disclosure of Hydro Petroleum includes, on a voluntary basis, information additional to that called for by Appendix A, such as statistics on exploratory well drilling activities. However, we do not believe we are required to include any statistical information on development wells.
Statoil ASA’s Form 20-F filed March 20, 2007
Appendix A – Report of Degolyer and MacNaughton
47.	Appendix A discloses proved reserve figures for your properties as estimated by your third party petroleum engineer. With a view towards possible disclosure, please provide us with the following:
a)	Indicate the extent to which your third party engineer verified the accuracy and completeness of information and data furnished by you with respect to property ownership in the properties for which reserves were estimated; the related oil and gas production, historical costs of operation and development, product prices, and agreements relating to current and future operations and sales of production.

b)	Disclose the quantity and percentage variances between the reserve estimates you prepared and those of your third party engineer, in the aggregate and for individual properties that are material (e.g., the range of differences between your estimates for individual fields and those of your third party engineer).
     As disclosed in the independent petroleum engineer report contained in Appendix A to the Annual Report on Form 20-F/A, our third party engineer prepares their own estimates of our proved reserves based on objective data that we provide. Our third party engineer is provided with all relevant information as and when requested, and over the years has accumulated a significant amount of data by well, field, license and contract, covering, in some cases, many years of detailed information. Some of the information may also be publicly available or otherwise available by subscription. A multi-discipline team from the engineer typically meets with our representatives for each of the various properties where the team receives an update on the field, queries the representatives on relevant topics relating to geology, geophysics, engineering, economics and SEC definitions and recent interpretations thereof, and requests any additional information as they see fit. The engineer subsequently communicates directly with the appropriate corporate staff to raise and resolve issues related to the estimation of proved reserves.
     As disclosed in the independent petroleum engineer report contained in Appendix A to the Annual Report on Form 20-F/A, the aggregate variance as at December 31, 2006 between the estimate of the third party engineer and our estimate is only -0.3%. The maximum variance since 2001 between our estimates of proved reserves and the estimates made by the third party petroleum engineer has been 1.3%.
     Supplementally, for the information to the Staff, we note that in respect of our five largest properties, which together constitute 45% of our total proved reserves, the variances are individually less than 0.5% of total proved reserves, and in each case, our estimate is lower than that of the third party engineer. Furthermore, in respect of all of our individual properties, none of them have individual positive or negative variances in excess of 1% of total proved reserves.
Response to letter dated April 18, 2007
Form F-4 filed March 20, 2007
General
1.	We have considered the information discussed during our telephone conferences with you, the information currently included in the filing, and the nature of the transaction. We continue to believe this transaction significantly impacts the historical trends reported for Norsk Hydro and information regarding this impact is material to investors. Please amend the Form F-4 to include or incorporate by reference pro forma financial statements that depict the impact of the sale of Hydro Petroleum to Statoil on Norsk Hydro’s financial position and results of operations. Refer to Rule 3-13 and 11-01 of Regulation S-X and Rule 408 of Regulation C.
     We refer to the telephone conference of April 23 with Mr. Paul Dudek in which counsel outlined on our behalf and on behalf of Norsk Hydro our revised proposal in relation to the filing of Norsk Hydro pro forma financial information. We understand that the Staff is currently considering this proposal.

* * *
     We are available to discuss any of the foregoing with you at your convenience.

Very truly yours,

/s/ ELDAR SAETRE Eldar Saetre

cc:	Jill S. Davis, Accounting Branch Chief
Mark Wojciechowski, Staff Member
Ronald Winfrey, Petroleum Engineer
Carmen Moncada-Terry, Division of Corporation Finance

Kathryn A. Campbell
(Sullivan & Cromwell LLP)